CUSIP No. 685932105                                           Page 1 of 10 Pages





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    685932105
                                 (CUSIP Number)

                                David M.W. Harvey
                            Hot Creek Capital, L.L.C.
                              Post Office Box 3178
                           Gardnerville, Nevada 89410
                                 (775) 265-3016
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 685932105                                           Page 2 of 10 Pages

=============================================================================================================
  1       NAME OF REPORTING PERSON
          HOT CREEK CAPITAL, L.L.C.

-------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [X]
                                                                                                 (b)  [ ]

-------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS


-------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]


-------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
-------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       -------------------------------------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH                  278,600
      REPORTING         -------------------------------------------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  0
                        -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               278,600
-------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          278,600

-------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]


-------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.0%

-------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          PN

=============================================================================================================

CUSIP No. 685932105                                           Page 3 of 10 Pages

=============================================================================================================
  1       NAME OF REPORTING PERSON
          HOT CREEK INVESTORS, L.P.

-------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [X]
                                                                                                 (b)  [ ]

-------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS
          WC

-------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]


-------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
-------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       -------------------------------------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH                  212,600
      REPORTING         -------------------------------------------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  0
                        -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               212,600
-------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          212,600

-------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]


-------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.0%

-------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          PN

=============================================================================================================

CUSIP No. 685932105                                           Page 4 of 10 Pages

=============================================================================================================
  1       NAME OF REPORTING PERSON
          HOT CREEK VENTURES 1, L.P.

-------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [X]
                                                                                                 (b)  [ ]

-------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS
          WC

-------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]


-------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
-------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       -------------------------------------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH                  66,000
      REPORTING         -------------------------------------------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  0
                        -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               66,000
-------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          66,000

-------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]


-------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          2.1%

-------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          PN

=============================================================================================================

CUSIP No. 685932105                                           Page 5 of 10 Pages

=============================================================================================================
  1       NAME OF REPORTING PERSON
          DAVID M.W. HARVEY

-------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a)  [X]
                                                                                                 (b)  [ ]

-------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS


-------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]


-------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES                 0
     BENEFICIALLY       -------------------------------------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH                  278,600
      REPORTING         -------------------------------------------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH                  0
                        -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               278,600
-------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          278,600

-------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]


-------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.0%

-------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN

=============================================================================================================

CUSIP No. 685932105                                           Page 6 of 10 Pages


ITEM 1.        SECURITY AND ISSUER

               This Schedule 13D is being filed jointly by Hot Creek Investors, L.P., a Nevada limited partnership ("Hot Creek Investors"); Hot Creek Ventures 1, L.P., a Nevada limited partnership ("Hot Creek Ventures"); Hot Creek Capital, L.L.C. ("Hot Creek Capital"), a Nevada limited liability company and general partner of Hot Creek Investors and Hot Creek Ventures; and David M.W. Harvey, the managing member of Hot Creek Capital. All of the filers of this Schedule 13D are collectively the "Group."

               This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon, 97814. The joint filing agreement of the members of the Group is attached as
Exhibit 1.

ITEM 2.        IDENTITY AND BACKGROUND

               (a)-(c) This statement is filed by Hot Creek Capital, Hot Creek Investors, Hot Creek Ventures and Mr. Harvey, with respect to the shares of Common Stock beneficially owned by them, as follows: shares of Common Stock held in the name of Hot Creek Investors and Hot Creek Ventures, in Mr. Harvey's capacity as managing member of Hot Creek Capital.

               The business address of each of Hot Creek Capital, Hot Creek Investors, Hot Creek Ventures and Mr. Harvey is: Post Office Box 3178, Gardnerville, Nevada 89410. The principal employment of Mr. Harvey is investment management.

               (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) All of the individuals who are members of the Group are citizens of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               In aggregate, members of the Group own 278,600 shares of Common Stock. 212,600 of such shares of Common Stock are held in the name of Hot Creek Investors. 66,000 of such shares of Common Stock are held in the name of Hot Creek Ventures.

               Hot Creek Investors expended $3,694,884 to purchase the shares of Common Stock held in its name. Hot Creek Ventures expended $1,185,421 to purchase the shares of Common Stock held in its name.

CUSIP No. 685932105                                           Page 7 of 10 Pages


ITEM 4.        PURPOSE OF TRANSACTION

               The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock. Members of the Group have had and will continue to have discussions with management in an effort to maximize long-term value for shareholders. On February 24, 2003, the Company announced it had executed a definitive agreement to merge with FirstBank NW Corp. Members of the Group intend to examine the terms of that transaction; the Group currently believes that it favors the transaction and will vote to approve the transaction.

               Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY

               The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,095,438, reported as the number of outstanding shares as of January 1, 2003, on the Company's Quarterly Report on Form 10-Q filed on February 14, 2003. All purchases and sales of Common Stock reported herein were made in open market transactions in the over-the-counter market.

(A)    Hot Creek Capital

       (a)-(b) See cover page.

       (c) Hot Creek Capital has made no transactions in Common Stock in the last 60 days.

       (d) Because he is the managing member of Hot Creek Capital, the general partner of Hot Creek Investors and Hot Creek Ventures, Mr. Harvey has the power to direct the affairs of Hot Creek Capital, including the voting and disposition of any shares of Common Stock held in the name of Hot Creek Capital. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Common Stock.

(B)    Hot Creek Investors

       (a)-(b) See cover page.

       (c) Hot Creek Investors has made the following purchases of Common Stock during the last 60 days.

-------------------------------------------------------------------------------------------------
          DATE               NUMBER OF SHARES      PRICE PER SHARE ($)        TOTAL COST ($)
-------------------------------------------------------------------------------------------------
       2/25/2003                  50,000                  22.13                        1,109,000
-------------------------------------------------------------------------------------------------

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CUSIP No. 685932105                                           Page 8 of 10 Pages


       (d) Because he is the managing member of Hot Creek Capital, the general partner of Hot Creek Investors and Hot Creek Ventures, Mr. Harvey has the power to direct the affairs of Hot Creek Investors, including the voting and disposition of any shares of Common Stock held in the name of Hot Creek Investors. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Common Stock.

(C)    Hot Creek Ventures

       (a)-(b) See cover page.

       (c) Hot Creek Ventures has made no transactions in Common Stock in the last 60 days.

       (d) Because he is the managing member of Hot Creek Capital, the general partner of Hot Creek Investors and Hot Creek Ventures, Mr. Harvey has the power to direct the affairs of Hot Creek Ventures, including the voting and disposition of any shares of Common Stock held in the name of Hot Creek Ventures. Therefore, Mr. Harvey is deemed to have voting and disposition power with regard to any such shares of Common Stock.

(D)    Mr. David M.W. Harvey

       (a)-(b) See cover page.

       (c)     Mr. Harvey has made no purchases of Common Stock directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

               Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to Hot Creek Investors and Hot Creek Ventures, Hot Creek Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        No.    Description
        ---    -----------
        1       Joint Filing Agreement.*

CUSIP No. 685932105                                           Page 9 of 10 Pages


        2 Letter from Randall Kinoshita to the Board of Directors of the Company, dated August 13, 2002.**

-----------------------------
*Filed as Exhibit A with an earlier-filed version of this Schedule 13D. **Filed as Exhibit A with an earlier-filed version of this Schedule 13D.

CUSIP No. 685932105                                          Page 10 of 10 Pages


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2003

                      -----------------------------------------------------------------------------
                      HOT CREEK CAPITAL, L.L.C.

                      By:     /s/ David M.W. Harvey
                              Managing Member

                      -----------------------------------------------------------------------------
                      HOT CREEK INVESTORS, L.P.

                      By:     HOT CREEK CAPITAL, L.L.C.
                              General Partner

                      By:     /s/ David M.W. Harvey
                              Managing Member

                      -----------------------------------------------------------------------------
                      HOT CREEK VENTURES 1, L.P.

                      By:     HOT CREEK CAPITAL, L.L.C.
                              General Partner

                      By:     /s/ David M.W. Harvey
                              Managing Member

                      -----------------------------------------------------------------------------
                              /s/ David M.W. Harvey
                              David M.W. Harvey
                      -----------------------------------------------------------------------------